- News Release -

Storm Cat Energy Corporation Announces Grant of Stock Option

CALGARY, AB and DENVER, CO – (PR Newswire) – September 22, 2005 – Storm Cat Energy Corporation (SME–TSX.V) (the “Corporation”) has granted, under its Amended & Restated Share Option Plan, an incentive stock option to one of its directors to purchase up to 100,000 Common shares in the capital of the Company exercisable for a period of five years ending on September 21, 2010 at a price of $2.26 per share.

For further information, please contact Scott Zimmerman, President & Chief Executive Officer, or Paul Wiesner, Chief Financial Officer at (87-STORMCAT) 1-877-867-6228; www.stormcatenergy.com.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President & Chief Executive Officer

Caution Regarding Forward Looking Statements

This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995. Such statements are based on the Corporation’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Corporation’s operations, markets, products and prices and other risk factors. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Corporation’s need for and availability of additional financing, and the other risk factors discussed in greater detail in the Corporation’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Corporation’s Form 20-F dated June 23, 2004.

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